Exhibit 99.1

ARMATA PHARMACEUTICALS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Armata Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Armata Pharmaceuticals, Inc. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued clinical trial expenses and related research and development costs
Description of the Matter

During 2023, the Company incurred $33.8 million for research and development costs and as of December 31, 2023, the Company recorded $3.0 million for accrued clinical trial expenses. As described in Note 3 of the consolidated financial statements, the Company records accruals for estimated ongoing research and development costs, comprising payments for work performed by third party contractors, laboratories, participating clinical trial sites, and others. The Company accrues for the estimated ongoing clinical trial site costs based on patient enrollment and progress of the trial.

Auditing management's accounting for accrued clinical trial expenses and related research and development costs is especially challenging as evaluating the progress or stage of completion of the activities under the Company's research and development agreements is dependent upon a high volume of data from third-party service providers and internal clinical personnel, which is tracked in spreadsheets and other end user computing programs.

How We Addressed the Matter in Our Audit

To test the completeness of the Company's accrued clinical trial expenses and related research and development costs, we obtained supporting evidence of the research and development activities performed for significant clinical trials. To assess the appropriate measurement of accrued clinical trial expenses and related research and development costs, our audit procedures included, among others, obtaining and inspecting significant agreements and agreement amendments, evaluating the Company's documentation of trial timelines and future projections of trial progress, confirming amounts incurred to-date with third-party service providers, and testing a sample of transactions and comparing the costs against related invoices and contracts. We also tested a sample of subsequent payments to evaluate the completeness of the accrued expenses and compared the results to the current year accrual.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

San Diego, California

March 21, 2024

Armata Pharmaceuticals, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents	$13,523	$14,852
Prepaid expenses and other current assets	2,265	3,664
Other receivables	3,363	8,531
Total current assets	19,151	27,047
Restricted cash	5,720	5,960
Property and equipment, net	12,559	3,617
Operating lease right-of-use asset	44,717	43,035
In-process research and development	10,256	10,256
Goodwill	3,490	3,490
Other assets	2,470	2,429
Total assets	$98,363	$95,834

Liabilities and stockholders’ (deficit) equity
Current liabilities
Accounts payable and accrued liabilities	$5,689	$6,034
Accrued compensation	768	1,828
Current portion of operating lease liabilities	9,481	17,011
Other current liabilities	523	—
Total current liabilities	16,461	24,873
Operating lease liabilities, net of current portion	28,583	31,804
Convertible debt	58,633	—
Long-term debt	23,674	—
Deferred tax liability	3,077	3,077
Total liabilities	130,428	59,754

Commitments and contingencies (Note 12)
Stockholders’ (deficit) equity
Common stock, $0.01 par value; 217,000,000 shares authorized; 36,122,932 and 36,144,706 shares issued and outstanding at December 31, 2023 and 2022, respectively	361	361
Additional paid-in capital	276,393	275,493
Accumulated deficit	(308,819)	(239,774)
Total stockholders’ (deficit) equity	(32,065)	36,080
Total liabilities and stockholders’ (deficit) equity	$98,363	$95,834

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended
	December 31,
	2023	2022

Grant revenue	$4,529	$5,508
Operating expenses
Research and development	33,770	35,017
General and administrative	11,649	7,437
Total operating expenses	45,419	42,454
Loss from operations	(40,890)	(36,946)
Other income (expense)
Interest income	179	29
Interest expense	(2,626)	—
Change in fair value of convertible debt	(21,845)	—
Loss on convertible debt extinguishment	(3,863)	—
Total other (expense) income, net	(28,155)	29
Net loss	$(69,045)	$(36,917)
Per share information:
Net loss per share, basic and diluted	$(1.91)	$(1.08)
Weighted average shares outstanding, basic and diluted	36,075,555	34,294,124

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Consolidated Statements of Stockholders’ (Deficit) Equity

(in thousands, except share data)

	Stockholders’ (Deficit) Equity
	Common Stock
			Additional		Total
			Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	(Deficit) Equity
Balances, December 31, 2021	27,112,299	$271	$227,983	$(202,857)	$25,397
Sale of common stock, net of issuance costs	9,000,000	90	44,301	—	44,391
Withholdings for taxes related to net share settlement of equity awards	(5,511)	—	(21)	—	(21)
Forfeiture of restricted stock awards	(369)	—	—	—	—
Exercise of stock options	38,287	—	125	—	125
Stock-based compensation	—	—	3,105	—	3,105
Net loss	—	—	—	(36,917)	(36,917)
Balances, December 31, 2022	36,144,706	361	275,493	(239,774)	36,080
Withholdings for taxes related to net share settlement of equity awards	(25,933)	—	(43)	—	(43)
Forfeiture of restricted stock awards	(27,341)	—	—	—	—
Exercise of stock options	1,500	—	5	—	5
Issuance of common stock upon vesting of restricted stock units	30,000	—	—	—	—
Stock-based compensation	—	—	938	—	938
Net loss	—	—	—	(69,045)	(69,045)
Balances, December 31, 2023	36,122,932	$361	$276,393	$(308,819)	$(32,065)

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2023	2022
Operating activities:
Net loss	$(69,045)	$(36,917)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	972	892
Stock-based compensation expense	938	3,105
Change in fair value of convertible debt	21,845	—
Non-cash interest expense	2,573	—
Non-cash interest income	(22)	—
Loss on convertible debt extinguishment	3,863	—
Change in right-of-use asset	1,018	—
Loss from disposal of property and equipment	81	—
Changes in operating assets and liabilities:	—
Prepaid expenses and other assets	4,826	(7,662)
Accounts payable and accrued liabilities	39	3,665
Accrued compensation	(1,060)	793
Operating lease liability	(13,451)	3,643
Net cash used in operating activities	(47,423)	(32,481)
Investing activities:
Purchases of property and equipment	(8,144)	(2,211)
Proceeds from sale of property and equipment	10	—
Net cash used in investing activities	(8,134)	(2,211)
Financing activities:
Proceeds from issuance of convertible debt, net of issuance costs	29,101	—
Proceeds from issuance of long-term debt, net of issuance costs	24,925	—
Payment of deferred offering costs	—	(500)
Proceeds from sale of common stock, net of offering costs	—	44,391
Payments for taxes related to net share settlement of equity awards	(43)	—
Proceeds from exercise of stock options	5	125
Net cash provided by financing activities	53,988	44,016
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,569)	9,324
Cash, cash equivalents and restricted cash, beginning of period	20,812	11,488
Cash, cash equivalents and restricted cash, end of period	$19,243	$20,812
Supplemental disclosure of cash flow information:
Right-of-use asset obtained in exchange for operating lease liability	$2,700	$8,669
Property and equipment included in accounts payable	$217	$78

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:

	Year Ended December 31,
	2023	2022
Cash and cash equivalents	$13,523	$14,852
Restricted cash	5,720	5,960
Cash, cash equivalents and restricted cash	$19,243	$20,812

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

1. Organization and Description of the Business

Armata Pharmaceuticals, Inc. (“Armata”) together with its subsidiaries (the “Company”), is a clinical-stage biotechnology company focused on the development of pathogen-specific bacteriophage therapeutics for the treatment of antibiotic-resistant and difficult-to-treat bacterial infections using its proprietary bacteriophage-based technology.

Armata’s common stock, par value $0.01 per share (the “Common Stock”) is traded on the NYSE American exchange under the ticker symbol “ARMP”.

The Company’s principal stockholder, Innoviva Strategic Opportunities LLC (“Innoviva SO”), a wholly owned subsidiary of Innoviva Inc. (“Innoviva”), owns 69.4% of the Company's outstanding equity as of December 31, 2023. The Company also received $90.0 million in total debt financing from Innoviva SO during 2023 and in March 2024. Innoviva designees represent three out of eight Board of Directors seats during the year ended December 31, 2023, and cannot vote or take any action by written consent with respect to any shares of common stock held by Innoviva SO that represent, in the aggregate, more than 49.5% of the total number of shares of the Company’s Common Stock for voting on the matters related to election or removal of the Company’s board members or amending the bylaws of the Company to reduce the maximum number of directors or setting the number of directors who may serve on the board of the Company in accordance with the voting agreement. The voting agreement expires on the earlier of the fifth anniversary of the agreement’s effective date, January 26, 2021, or the approval by the Food and Drug Administration (the “FDA”) of any of the Company’s product candidates for marketing and commercial distribution. Innoviva SO and Innoviva are related parties of the Company.

2. Liquidity and Going Concern

The Company has incurred significant operating losses since inception and has primarily relied on equity, debt and grant financing to fund its operations. As of December 31, 2023, the Company had an accumulated deficit of $308.8 million. The Company expects to continue to incur substantial losses, and its transition to profitability will depend on the successful development, approval and commercialization of product candidates and on the achievement of sufficient revenues to support its cost structure. The Company may never achieve profitability, and unless and until then, the Company will need to continue to raise additional capital. The existing cash and cash equivalents of $13.5 million as of December 31, 2023, together with a $35.0 million loan received from Innoviva in March 2024, will not be sufficient to fund its operations for the next 12 months from the date of these consolidated financial statements. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has prepared its consolidated financial statements on a going concern basis, which assumes that the Company will realize its assets and satisfy its liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of the uncertainty concerning the Company’s ability to continue as a going concern.

Recent Financing:

2024 Credit Agreement

On March 4, 2024, the Company entered into a credit and security agreement (the “2024 Credit Agreement”) for a loan in an aggregate amount of $35.0 million with Innoviva SO. The 2024 loan bears interest at an annual rate of 14% and matures on June 4, 2025. Principal and accrued interest are payable at maturity. Repayment of the loan is guaranteed by the Company’s domestic subsidiaries, and the loan is secured by substantially all of the assets of the Company and the subsidiary guarantors. Concurrently with the execution of the 2024 loan, we amended certain provisions of the Convertible Loan and Credit Agreement to, among other things, conform certain terms relating to permitted indebtedness and permitted liens.

2023 Credit Agreement

On July 10, 2023, the Company entered into a credit and security agreement (the “Credit Agreement”) for a loan in an aggregate amount of $25.0 million (the “Loan”) with Innoviva SO. The Loan bears interest at an annual rate of 14% and matures on January 10, 2025. Principal and accrued interest are payable at maturity. Repayment of the Loan is guaranteed by the Company’s domestic subsidiaries, and the Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors. See Note 8, “Long Term debt”, for additional details.

2023 Convertible Credit Agreement

On January 10, 2023, the Company entered into a secured convertible credit and security agreement (the “Convertible Credit Agreement”) with Innoviva SO. The Convertible Credit Agreement provides for a secured term loan facility in an aggregate amount of $30.0 million (the “Convertible Loan”), which bears interest at a rate of 8.0% per annum and was scheduled to mature on January 10, 2024. Concurrently with the execution of the Credit Agreement, the Company amended certain provisions of the Convertible Credit Agreement to, among other changes, extend the term of the Convertible Loan to January 10, 2025. Repayment of the Convertible Loan is guaranteed by the Company’s domestic subsidiaries and foreign material subsidiaries, and the Convertible Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

The Convertible Credit Agreement provides for various conversion and repayment options, including the conversion of principal and accrued interest into the shares of the Company’s Common Stock upon a Qualified Financing (as defined below) and the Company’s option to repay the loan prior to maturity. See Note 7, “Convertible debt”, for additional details.

The Company plans to raise additional capital through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. While the Company believes this plan to raise additional funds will alleviate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern, these plans are not entirely within its control and cannot be assessed as being probable of occurring. The Company’s ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, financial markets in the United States and worldwide. The Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if the Company issues equity securities to raise additional funds, its existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of the Company’s existing stockholders. If the Company raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products on terms that are not favorable to the Company. If the Company is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its research and development programs or other operations. If any of these events occur, the Company’s ability to achieve the development and commercialization goals would be adversely affected.

3. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission for financial reporting.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Any reference in the condensed consolidated financial statements to applicable guidance is meant to refer to authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. On an ongoing basis, the Company evaluates estimates and assumptions, including but not limited to those related to the fair value of the convertible debt, stock-based compensation expense, accruals for research and development costs, the valuation of deferred tax assets, impairment of goodwill and intangible assets and impairment of long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

Segments

The Company operates and manages its business as one reportable operating segment, which is the business of developing a pathogen-specific bacteriophage therapeutics for the treatment of antibiotic-resistant and difficult-to-treat acute and chronic bacterial infections using its proprietary bacteriophage-based technology. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating resources and evaluating financial performance. The long-lived assets of $12.4 million, which represents 98.8% of the Company’s total long-lived assets, are maintained in the United States.

Concentration of Credit Risks and Certain Other Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and marketable securities. As of December 31, 2023 and 2022, cash, cash equivalents and marketable securities were invested primarily in money market funds and U.S. treasury securities through highly rated financial institutions. Investments are restricted, in accordance with the Company’s investment policy, to a concentration limit per issuer or sector.

Other receivables represents amounts due from Medical Technology Enterprise Consortium (Note 13) and reimbursement for tenant improvements (Note 12).

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of deposits with commercial banks and financial institutions.

Restricted Cash

The Company defines restricted cash as cash and cash equivalents that cannot be withdrawn or used for general operating activities. The restricted cash consists of two irrevocable letters of credit with financial institutions related to the Company’s operating leases (Note 12).

Fair Value of Financial Instruments

Financial instruments include cash equivalents, prepaid expenses and other receivables, restricted cash, accounts payable and accrued liabilities, accrued compensation and other current liabilities, convertible debt and long-term debt. The carrying amounts of the above assets and liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. Convertible debt is accounted at fair value. Long-term debt was accounted at fair value at inception and its subsequent fair value is not significantly different from its amortized basis, as effective interest rate is considered at market.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed to operations as incurred. Upon disposal, retirement, or sale of an asset, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations. Estimated useful lives for property and equipment are as follows:

Estimated Useful Lives
Laboratory equipment	5 – 10 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Shorter of lease term or useful life

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparison of the carrying values of the assets to future net undiscounted cash flows that the assets or the asset groups are expected to generate. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. No impairment losses on long-lived assets have been recorded for the years ended December 31, 2023 or 2022.

In-Process Research and Development (“IPR&D”)

IPR&D assets are intangible assets with indefinite lives and are not subject to amortization. The Company’s IPR&D assets represent capitalized in-process bacteriophage development programs for S. aureus infections that the Company acquired through a business combination. Such assets are initially measured at their acquisition-date fair values and are subject to impairment testing at least annually until completion or abandonment of research and development efforts associated with the projects. Upon successful completion of each project, the Company makes a determination as to the then remaining useful life of the intangible asset and begins amortization.

The Company tests IPR&D assets for impairment as of December 31 of each year or more frequently if indicators of impairment are present. The authoritative accounting guidance provides an optional qualitative assessment for any indicators that indefinite-lived intangible assets are impaired. If it is determined that it is more likely than not that the indefinite-lived intangible assets, including IPR&D, are impaired, the fair value of the indefinite-lived intangible assets is compared with the carrying amount and impairment is recorded for any excess of the carrying amount over the fair value of the indefinite-lived intangible assets.

If and when a quantitative analysis of IPR&D assets is required based on the result of the optional qualitative assessment, the estimated fair value of IPR&D assets is calculated based on the income approach, which includes discounting expected future net cash flows associated with the assets to a net present value. The fair value measurements utilized to perform the impairment analysis are categorized within Level 3 of the fair value hierarchy. Management judgment is required in the forecast of future operating results that are used in the Company’s impairment analysis. The estimates the Company uses are consistent with the plans and estimates that it uses to manage its business. Assumptions utilized in the Company’s income approach model include the discount rate, timing of clinical studies and regulatory approvals, the probability of success of its research and development programs, timing of commercialization of these programs, forecasted sales, gross margin, selling, general and administrative expenses, capital expenditures, as well as anticipated growth rates.

As of December 31, 2023 and 2022, the Company performed the annual evaluation of its IPR&D assets for impairment. The Company used multi-period excess earnings method, a variation of the discounted cash flow approach. Management assumptions included expected revenue forecast, estimated expenses, rate of success, and a discount rate. The fair value of the bacteriophage development programs for S. aureus infections was greater than its carrying value as a result of the quantitative analysis. Consequently, no impairment loss was recognized as of December 31, 2023 and 2022.

Goodwill

Goodwill, which has an indefinite useful life, represents the excess of purchase consideration over the fair value of net assets acquired in an acquisition. Goodwill is not subject to amortization and is required to be tested for impairment at least on an annual basis. The Company tests goodwill for impairment as of December 31 of each year. The Company determines whether goodwill may be impaired by comparing the carrying value of the single reporting unit, including goodwill, to the fair value of the reporting unit. If the fair value is less than the carrying amount, a more detailed analysis is performed to determine whether goodwill is impaired. The impairment loss, if any, is measured as the excess of the carrying value of the goodwill over the implied fair value of the goodwill and is recorded in the Company’s consolidated statements of operations. The Company performed quantitative analysis of goodwill impairment and noted no impairment as of December 31, 2023 and 2022.

Research and Development

All research and development costs are expensed as incurred. Research and development costs consist primarily of salaries, employee benefits, costs associated with preclinical studies and clinical trials (including amounts paid to clinical research organizations and other professional services). Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

The Company records accruals for estimated research and development costs, comprising payments for work performed by third-party contractors, laboratories, participating clinical trial sites, and others. Some of these contractors bill monthly based on actual services performed, while others bill periodically based upon achieving certain contractual milestones. For the latter, the Company accrues the expenses as goods or services are used or rendered. Clinical trial site costs related to patient enrollment are accrued as patients enter and progress through the trial. Judgments and estimates are made in determining the accrued balances at the end of the reporting period.

Stock-Based Compensation

Compensation expense related to stock options granted to employees and non-employees is measured at the grant date based on the estimated fair value of the award and is recognized on the accelerated attribution method over the requisite service period. To estimate the fair value of an award, the Company uses the Black-Scholes option pricing model. This model requires inputs such as expected term, expected volatility, expected dividend yield of stock and risk-free interest rate. Expected volatility is based on the historical volatility of the Company’s own stock price as well as stock volatility of similar publicly traded peer companies. The expected term represents the period that the Company expects its stock options to be outstanding. The expected term assumption is estimated using the simplified method set forth in the U.S. Securities and Exchange Commission Staff Accounting Bulletin 110, which is the mid-point between the option vesting date and the expiration date. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The fair value of restricted stock units (“RSUs”) and restricted stock awards (“RSAs”) is determined based on the number of units granted and the closing price of the Company’s Common Stock as of the grant date. The Company accounts for forfeitures in the period they occur. Stock-based compensation expense for an award with a performance condition is recognized when the achievement of such performance condition is determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

Foreign Currency Translations and Transactions

The functional currency of the Company and its wholly owned subsidiaries is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using the exchange rates at the date of transaction or historical rates. Revenues and expenses from the Company’s foreign subsidiaries are translated using the quarterly average exchange rate in effect during the year. Foreign currency translation gains and losses are recorded as other income (expense) in the Company’s consolidated statement of operations.

Transactions denominated in foreign currencies are initially measured in U.S. dollars using the exchange rate on the date of the transaction. Foreign currency denominated monetary assets and liabilities are subsequently re-measured at the end of each reporting period using the exchange rate at that date, with the corresponding foreign currency transaction gain or loss recorded in the consolidated statements of operations. Nonmonetary assets and liabilities are not subsequently re-measured.

Grants Revenue and Other Awards

The Company determines whether agreements are within the scope of Accounting Standard Codification (“ASC”) Topic 606, Revenue from contracts with customers (“ASC 606”) or other topics at the effective date of an agreement.

The Company also determines if grants and awards are in scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”). To the extent the grant or award is within the scope of ASC 808, the Company recognizes the award upon achievement of certain milestones as credits to research and development expenses. For grant and awards outside the scope of ASC 808, the Company applies ASC 606 or International Accounting Standards No. 20, Accounting for Government Grants and Disclosure of Government Assistance, by analogy, and revenue is recognized when the Company incurs expenses related to the grant for the amount the Company is entitled to under the provisions of the agreement.

The Company also considers the guidance in ASC Topic 730, Research and Development (“ASC 730”), which requires an assessment, at the inception of the grant or award, of whether the agreement is a liability. If Armata is obligated to repay funds received regardless of the outcome of the related research and development activities, then the Company is required to estimate and recognize that liability. Alternatively, if the Company is not required to repay the funds, then payments received are recorded as revenue or contra-expense as the expenses are incurred.

As of December 31, 2023 and 2022, the Company recognized as other receivables in its consolidated balance sheets $1.5 million and $1.9 million, respectively, related to invoiced grant amounts that have not been received.

Leases

The Company determines if an arrangement contains a lease at inception. The Company currently has only operating leases. The Company recognizes a right-of-use operating lease asset and associated short- and long-term operating lease liability on its consolidated balance sheet for operating leases greater than one year. The right-of-use assets represent the Company’s right to use an underlying asset for the lease term and the lease liabilities represent the Company’s obligation to make lease payments arising from the lease arrangements. Right-of-use operating lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments, including noncash lease payments, the Company will pay over the lease term. The Company determines the lease term at the inception of each lease, which includes renewal options only if the Company concludes that such options are reasonably certain to be exercised.

As the Company’s leases do not provide an interest rate implicit in the lease, the Company uses its incremental borrowing rate, based on the information available as of the lease inception date or at the date of remeasurement in determining the present value of future payments. The Company recognizes rent expense for the minimum lease payments on a straight-line basis over the expected term of the leases. The Company recognizes period expenses, such as common area maintenance expenses, in the period such expenses are incurred.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and net operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income (expense) in the period that includes the enactment date. The Company evaluates the likelihood that deferred tax assets will be recovered from future taxable income. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company’s income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Comprehensive Income (Loss)

Comprehensive income (loss) is composed of net loss and other comprehensive income (loss). The Company did not have other comprehensive income (loss) for the years ended December 31, 2023 and 2022, as such, the comprehensive income (loss) for these periods was equal to the net loss.

Basic and Diluted Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of Common Stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of Common Stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the Common Stock warrants, Convertible Loan, unvested restricted stock awards and restricted stock units, and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities. Under the two-class method, warrants issued to Innoviva are assumed to participate in undistributed earnings on an as-exercised basis, in accordance with the warrant agreements. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The standard amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. For available-for-sale debt securities, entities will be required to recognize an allowance for credit losses rather than a reduction in carrying value of the asset. Entities will no longer be permitted to consider the length of time that fair value has been less than amortized cost when evaluating when credit losses should be recognized. This new guidance became effective for calendar-year smaller reporting public entities in the first quarter of 2023. The Company adopted this ASU as of January 1, 2023, which did not have an impact on its consolidated financial statements or related disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, ASU 2020-06 modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted earnings per share computation. The amendments in ASU 2020-06 are effective for the Company as of January 1, 2024. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU aligns the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating the impact of adopting ASU 2023-06 on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07 on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09 on its consolidated financial statements.

4. Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following three levels:

•
Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
•
Level 2: Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
•
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash equivalents include investments in a money market fund of zero and $0.5 million as of December 31, 2023 and 2022, respectively, which are carried at fair value and represent Level 1 financial instruments under the fair value hierarchy.

The Company’s Convertible Loan (Note 7) is measured at fair value and remeasured at each measurement period, with changes in fair value recorded as other income (expense) in the consolidated statement of operations. The Company estimates the fair value of its Convertible Loan using a weighted probability model of various debt settlement scenarios during its term discounted to the reporting date. Conversion option scenarios are valued using option pricing models with assumptions and estimates such as volatility, expected term and risk-free interest rates. Level 3 fair value inputs include probability and timing of various settlement scenarios and selection of comparable companies.

The Company estimated fair value of its Convertible Loan using the following inputs.

Year Ended
December 31, 2023
Discount rate	21.01%-45.88%
Probabilities of settlement scenarios	0%-85%
Volatility	101.1%-123.6%
Expected term (in years)	0.2-1.5
Risk-free rate	4.62%-5.39%

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial liabilities (in thousands):

	Convertible Loan Pre Modification	Convertible Loan Post Modification
Balance at December 31, 2022	$—	$—
Net proceeds from issuance of the Convertible Loan (1)	29,226	—
Initial recognition of modified Convertible Loan (1)	—	35,031
Change in fair value	(1,757)	23,602
Convertible Loan exchanged (2)	(31,332)	—
Loss on extinguishment	3,863	—
Balance at December 31, 2023	$—	$58,633

(1) The Convertible Loan is carried at fair value in the consolidated balance sheets. As such, the principal and accrued interest are included in the determination of fair value.

(2) The Company concluded that the amendment to the Convertible Loan was an extinguishment for accounting purposes and the amount exchanged was the relative fair value allocated to the Convertible Loan at the extinguishment date (Note 7).

5. Net Loss per Share

The following outstanding securities at December 31, 2023 and 2022 have been excluded from the computation of diluted weighted average shares outstanding, as they would have been anti-dilutive:

	December 31, 2023	December 31, 2022
Outstanding stock options	3,165,216	3,352,803
Unvested restricted stock units	200,000	30,000
Restricted stock awards	—	99,666
Shares issuable upon the conversion of Convertible Loan	21,293,861	—
Outstanding warrants	19,365,847	20,549,338
Total	44,024,924	24,031,807

6. Balance Sheet Details

Property and Equipment, net

Property and equipment as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Laboratory equipment	$19,678	$10,007
Furniture and fixtures	817	817
Office and computer equipment	438	449
Leasehold improvements	3,447	3,447
Total	24,380	14,720
Less: accumulated depreciation	(11,821)	(11,103)
Property and equipment, net	$12,559	$3,617

Depreciation and amortization expense totaled $1.0 million and $0.9 million for the years ended December 31, 2023 and 2022, respectively. Property and equipment not in use was $8.1 million and $1.0 million as of December 31, 2023 and 2022, respectively, and are included in the laboratory equipment in the table above. These assets are not depreciated until they are placed in service.

Other Receivables

Other receivables as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Tenant improvement allowance receivable (Note 12)	$1,835	$6,595
Grant and award receivable	1,528	1,936
	$3,363	$8,531

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Accounts payable	$1,585	$1,678
Accrued clinical trial expenses	3,021	2,650
Other accrued expenses	1,083	1,706
	$5,689	$6,034

7. Convertible Debt

On January 10, 2023, the Company received the Convertible Loan in the aggregated amount of $30.0 million from Innoviva pursuant to the Convertible Credit Agreement. The Convertible Loan bears interest at a rate of 8.0% per annum and was scheduled to mature on January 10, 2024. The Convertible Credit Agreement was amended on July 10, 2023, in connection with the Credit Agreement with Innoviva to, among other changes, extend the maturity of the Convertible Loan to January 10, 2025. The Convertible Loan principal and accrued interest are payable at maturity. Repayment of the Convertible Loan is guaranteed by the Company’s domestic subsidiaries and foreign material subsidiaries, and the Convertible Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

The Convertible Credit Agreement provides that if there is a financing from new investors of at least $30.0 million (a “Qualified Financing”), the outstanding principal amount of and all accrued and unpaid interest on the Convertible Loan shall be converted into shares of the Company’s Common Stock, at a price per share equal to a 15.0% discount to the lowest price per share for Common Stock paid by investors in such Qualified Financing. The Convertible Credit Agreement also required the Company to file a registration statement for the resale of all securities issued to the lender in connection with any conversion under the Convertible Credit Agreement, which the Company originally filed on February 13, 2023 and which was declared effective by the SEC on April 6, 2023. The Convertible Credit Agreement also confers upon the lender the option to convert any outstanding Convertible Loan amount, including all accrued and unpaid interest thereon, at the lender’s option, into shares of Common Stock at a price per share equal to the greater of book value or market value per share of Common Stock on the date immediately preceding the effective date of the Convertible Credit Agreement, which was market value of $1.52 (as may be appropriately adjusted for any stock split, combination or similar act).

The Company evaluated authoritative guidance for accounting for the Convertible Loan and concluded that the Convertible Loan should be accounted for at fair value under ASC 480, Distinguish Liabilities from Equity, due to the fact that the Convertible Loan will predominately be settled with the Company’s Common Stock. Consequently, the Company recorded the Convertible Loan in its entirety at fair value on its consolidated balance sheet, with changes in fair value recorded as other income (expenses) in the consolidated statements of operations during each reporting period.

On July 10, 2023, in connection with the Credit Agreement with Innoviva, as discussed below, the Company amended the terms of the Convertible Credit Agreement, to, among other changes, extend the maturity of the Convertible Loan to January 10, 2025. The Company concluded that the amendment was an extinguishment for accounting purposes. The Company recognized a $1.8 million gain as the change in fair value of the Convertible Loan before the extinguishment date, July 10, 2023. The Company estimated fair value of the combined transaction, the Loan and the Convertible Loan, before and after modification and calculated an extinguishment loss of $3.9 million, which was recognized as other income (expense) in the consolidated statement of operations for the year ended December 31, 2023. The Company recognized a $23.6 million loss as the change in fair value of the Convertible Loan from July 10, 2023 to December 31, 2023.

8. Long-Term Debt

On July 10, 2023, the Company entered into the Credit Agreement with Innoviva. The Credit Agreement provides for a secured term loan facility in an aggregate amount of $25.0 million at an interest rate of 14.0% per annum and has a maturity date of January 10, 2025. Principal and accrued interest are payable at maturity. Repayment of the Loan is guaranteed by the Company’s domestic subsidiaries, and the Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

The Credit Agreement contains customary affirmative and negative covenants and representations and warranties, including financial reporting obligations and certain limitations on indebtedness, liens, investments, distributions (including dividends), collateral, investments, mergers or acquisitions and fundamental corporate changes. The Credit Agreement also includes customary events of default, including payment defaults, breaches of provisions under the loan documents, certain losses or impairment of collateral and related security interests, the occurrence of certain events that could reasonably be expected to have a “material adverse effect” as set forth in the Credit Agreement, certain bankruptcy or insolvency events, and a material deviation from the Company’s operating budget.

The Loan was initially recognized at fair value of $21.2 million and subsequently recognized at the amortized cost net of debt issuance costs and debt discount of $3.8 million. Debt issuance costs and debt discount in the amount of $0.9 million were amortized to interest expense using the effective interest method during the year ended December 31, 2023 . The Loan’s annual effective interest rate was 27.31% as of December 31, 2023. The Company recognized $2.6 million interest expense for the year ended December 31, 2023.

9. Stockholders’ Equity (Deficit)

Private Investment

February 2022 Private Placement

On February 9, 2022, the Company entered into the February 2022 Securities Purchase Agreement to sell its Common Stock and warrants to Innoviva. Pursuant and subject to the terms and conditions of the February 2022 Securities Purchase Agreement and related agreements, Innoviva agreed to purchase 9,000,000 newly issued shares of the Company’s Common Stock, at a price of $5.00 per share, and warrants to purchase up to 4,500,000 additional shares of Common Stock, with an exercise price of $5.00 per share. The stock purchases occurred in two tranches. On February 9, 2022, Innoviva purchased 3,614,792 shares of Common Stock and warrants to purchase 1,807,396 shares of Common Stock for an aggregate purchase price of approximately $18.1 million. On March 31, 2022, upon the Company’s stockholders voting in favor of the transaction, Innoviva purchased 5,385,208 shares of Common Stock and warrants to purchase 2,692,604 shares of Common Stock for an aggregate purchase price of $26.9 million.

Warrants issued to Innoviva expire in five years from the respective issuance date. The Company reviewed the authoritative accounting guidance and determined that the warrants meet the criteria to be accounted for as permanent equity.

Warrants

On December 31, 2023 and 2022, outstanding Common Stock warrants to purchase shares of Common Stock, all classified as equity financial instruments, are as follows:

December 31, 2023	December 31, 2022	Exercise Price	Expiration Date
—	1,183,491	$5.60	October 16, 2023
993,139	993,139	$2.87	February 11, 2025
7,717,661	7,717,661	$2.87	March 27, 2025
1,867,912	1,867,912	$3.25	January 26, 2026

4,285,935	4,285,935	$3.25	March 16, 2026
1,807,396	1,807,396	$5.00	February 8, 2027
2,692,604	2,692,604	$5.00	March 30, 2027
1,200	1,200	$1,680.00	None
19,365,847	20,549,338

Shares Reserved for Future Issuance

As of December 31, 2023 and 2022, the Company had reserved shares of its Common Stock for future issuance as follows:

	December 31, 2023	December 31, 2022
Stock options outstanding	3,165,216	3,352,803
Unvested restricted stock units	200,000	30,000
Employee stock purchase plan	9,748	9,748
Shares available for future grants under the 2016 Plan	2,368,160	570,570
Warrants outstanding	19,365,847	20,549,338
Shares issuable upon the conversion of Convertible Loan	21,293,861	—
Total shares reserved	46,402,832	24,512,459

10. Equity Incentive Plans

Stock Award Plans

The Company maintains a 2016 Equity Incentive Plan (the “2016 Plan”), which provides for the issuance of incentive share awards in the form of non-qualified and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and performance-based stock awards. The awards may be granted by the Company’s Board of Directors to its employees, directors and officers and to consultants. The term of the options granted is ten years, the exercise price is the Company’s closing price at the date of grant and the vesting period is usually four years. The Company also granted RSUs under the 2016 Plan that vest over four years.

Under the 2016 Plan, the number of shares authorized for issuance is automatically increased by a number equal to 5% of the total number of shares of the Company’s capital stock outstanding on December 31st of the preceding calendar year, or a lesser number of shares determined by the Board annually beginning from January 1, 2017 until January 1, 2026. As of December 31, 2023, there were 2,368,160 shares available for issuance under the 2016 Plan. The increase as of January 1, 2024 was 1,807,235 shares.

The Company has issued restricted stock awards (“RSAs”) under certain legacy option plans that generally vested two to four years based on service conditions. As of December 31, 2023, all RSAs were fully vested.

Pursuant to its 2016 Employee Stock Purchase Plan (“ESPP”), the Company may grant or provide for the grant of rights to purchase shares of its Common Stock. The number of shares of its Common Stock reserved for issuance under the ESPP will automatically increase on January 1st of each calendar year by the lesser of 1% of the total number of shares of the Company’s Common Stock outstanding on December 31st of the preceding calendar year and 30,000 shares, subject to the ability of the Company’s Board of Directors to take action to reduce the size of the increase in any given year. There were no awards issued under ESPP. As of December 31, 2023, the Company had reserved 9,748 shares for future grants under the ESPP.

Stock option activities during the year ended December 31, 2023 are presented below:

	Options Outstanding
			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
	Shares	Price	(Years)	Value (in thousands)
Outstanding at December 31, 2022	3,352,803	$5.32	7.8	$—
Granted	330,266	$2.39		$—
Exercised	(1,500)	$3.15		$1
Forfeited/Cancelled/Expired	(516,353)	$4.94		$1
Outstanding at December 31, 2023	3,165,216	$5.04	5.9	$429
Vested and expected to vest at December 31, 2023	3,165,216	$5.04	5.9	$429
Exercisable at December 31, 2023	2,176,275	$4.01	4.0	$115

The aggregate intrinsic value of options at December 31, 2023 is based on the Company’s closing stock price on that date of $3.24 per share.

The weighted average grant date fair value of the options granted during 2023 was $1.97. The fair value of vested options during the year ended December 31, 2023 was $5.1 million.

Restricted stock awards and restricted stock unit award activities during the year ended December 31, 2023 are presented below:

		Weighted Avg
		Grant Date
	Shares	Fair Value
Outstanding at December 31, 2022	129,666	$27.11
Granted	200,000	$2.39
Forfeited/Cancelled	(27,341)	$39.53
Vested and Issued as Common Stock	(102,325)	$23.79
Outstanding at December 31, 2023	200,000	$2.39

As of December 31, 2023, there was $1.8 million of total unrecognized compensation expense related to unvested stock options, restricted stock awards and restricted stock units, which the Company expects to recognize over the weighted average remaining period of approximately 1.7 years.

Stock-based Compensation

The Company estimates the fair value of stock options with performance and service conditions using the Black-Scholes valuation model.

The assumptions used to estimate the options fair value were as follows:

	Year Ended December 31,
	2023	2022
Risk-free interest rate	3.54% - 5.54%	2.65% - 4.20%

Expected volatility	75.40% - 116.96%	81.81% - 85.86%
Expected term (in years)	0.12 - 7.00	5.50 - 7.00
Expected dividend yield	0%	0%

In July 2023, in connection with the resignation of its former chief executive officer, the Company amended the terms of certain of his awards. As a result, the Company reversed $0.6 million previously recognized stock-based compensation expense related to his forfeited and unvested awards.

The tables below summarize the total stock-based compensation expense (reversal) included in the Company’s consolidated statements of operations for the periods presented (in thousands):

	Year Ended December 31,
	2023	2022
Research and development	$1,013	$1,794
General and administrative	(75)	1,311
Total stock-based compensation	$938	$3,105

11. Income Taxes

Loss before income taxes consisted of the following components (in thousands):

	Year Ended December 31,
	2023	2022
United States	$(68,182)	$(32,228)
Foreign	(863)	(4,689)
Total	$(69,045)	$(36,917)

Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$46,591	$42,525
Capitalized research and development	21,431	19,103
Stock-based compensation	2,083	3,192
Depreciation and amortization	856	929
Lease accounting	13,899	13,660
Other	1,907	1,452
Total deferred tax assets before valuation allowance	86,767	80,861
Less: valuation allowance	(75,166)	(68,818)
Total deferred tax assets after valuation allowance	11,601	12,043

Deferred tax liabilities:
Right-of-use asset	(11,510)	(12,043)
In-process research and development	(3,077)	(3,077)
Other	(91)	-
Total deferred tax liabilities	(14,678)	(15,120)
Net deferred tax liability	$(3,077)	$(3,077)

The Company’s net operating loss carryforwards at December 31, 2023 are $167.6 million and $118.9 million for federal and state income tax purposes, respectively. Federal and state net operating loss carryforwards are available to offset future taxable income, if any, and will begin to expire in 2026 and 2028, respectively. The federal net operating loss carryforwards generated after 2017 of $113.1 million will carryforward indefinitely and can be used to offset up to 80% of future annual taxable income.

The Company’s net operating loss carryforwards may be subject to a substantial annual limitation as a result of ownership changes that have occurred or could occur in the future pursuant to Internal Revenue Code Sections 382 and 383. These ownership changes may limit or eliminate the amount of net operating loss carryforwards that can be utilized to offset future taxable income. If eliminated, the related asset would be removed from deferred tax assets with a corresponding reduction in the valuation allowance. In general, an 'ownership change' as defined by the tax code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percent of the outstanding stock of a company by certain stockholders or public groups. The Company has not undergone an ownership change analysis pursuant to Internal Revenue Code Section 382 as of December 31, 2023.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use existing deferred tax assets. Based on the weight of available evidence, including the Company's history of operating losses, management has determined that it is more likely than not that the Company’s net deferred tax assets will not be realized. Accordingly, a valuation allowance has been established by the Company to fully offset these net deferred tax assets. The Company increased its valuation allowance by approximately $6.3 million during the year ending December 31, 2023:

	December 31,
	2023	2022
U.S. federal statutory income tax rate	21.0%	21.0%
Adjustments for tax effects of:
State income taxes, net of federal tax	2.9%	7.3%
Stock-based compensation	(1.6)%	(0.2)%
Change in valuation allowance	(9.3)%	(28.6)%
Debt extinguishment	(1.2)%	0.0%
Change in rate	(3.3)%	0.0%
Fair value adjustment on convertible debt	(6.6)%	0.0%
Other	(1.9)%	0.5%
Effective income tax rate	(0.0)%	0.0%

The Company files income tax returns in the U.S. federal jurisdiction, state of California and certain foreign jurisdictions. As of December 31, 2023, the Company is no longer subject to U.S. federal income tax examinations for tax years ended on or before December 31, 2019 or to California state income tax examinations for tax years ended on or before December 31, 2018. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward.

The Company did not have a liability for unrecognized tax benefits at December 31, 2023 and 2022.

The Company’s policy is to classify interest and penalties on uncertain tax positions as a component of tax expense. As of December 31, 2023 and 2022, the Company has no accrued interest or penalties related to uncertain tax positions.

Deferred income taxes have not been provided for undistributed earnings of the Company’s consolidated foreign subsidiary because the parent entity would not be required to include the distribution into income as the amount would be tax free.

The Tax Cuts and Jobs Act subjects a U.S. stockholder to tax on GILTI earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740 No. 5. Accounting for Global Intangible Low-Taxed Income, states that an entity can make an accounting policy election either to recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected to account for GILTI in the year the tax is incurred.

12. Commitments and Contingencies

Operating Leases

The Company leases office and research and development space under a non-cancelable operating lease in Marina del Rey, CA. The lease commenced on January 1, 2012 and in April 2020, the Company amended the lease (“2020 Lease Amendment”) which, among other things, extended the lease term through December 31, 2031. Base annual rent for calendar year 2022, the first year under the Lease Amendment extended term, was approximately $1.9 million, and base rent increases by 3% annually and will be $2.5 million by the end of the amended term. In addition, the Company received a six-month rent abatement in 2020. In accordance with authoritative guidance, the Company re-measured the lease liability in April 2020 to be $11.7 million using an incremental borrowing rate of 12.89% and related right of use asset was $11.0 million.

Concurrent with the Company’s execution of the 2020 Lease Amendment, an irrevocable letter of credit in the amount of $1.2 million was delivered to the landlord. Starting on February 1, 2022, and each year thereafter, the letter of credit will be reduced by 20% of the then outstanding amount. As of December 31, 2023, the letter of credit was $0.7 million.

On October 28, 2021, the Company entered into a lease for office and research and development space under a non-cancellable lease in Los Angeles, California (the “2021 Lease”). The 2021 Lease payment start date was May 1, 2022 and the total lease term is for 16 years and runs through 2038. Monthly rent for 2022 and 2023 are fully or partially abated while the lessor and the Company complete planned tenant improvements to the facility. Base monthly rent will be approximately $0.25 million in 2024. The Company is entitled to receive an allowance for tenant improvements of up to $7.3 million, of which the Company received $5.4 million during the year ended December 31, 2023. The Company is responsible for construction costs over such allowance. Out of pocket expenses to be incurred by the Company are considered noncash lease payments, and included in the lease liability and the right-of-use asset when the amount can be reasonably estimated. As of November 16, 2022, the Company finalized the budget to complete the construction of the 2021 Lease. Accordingly, the Company re-measured the lease liability and related right-of-use asset as of November 30, 2022, using an incremental borrowing rate of 11.8%. The re-measured lease liability of the 2021 Lease as of November 16, 2022 was $37.0 million, and the related right of use asset was $33.8 million. During the year ended December 31, 2023, the budget was modified and the Company re-measured the lease liability. As a result, the lease liability and related right-of-use asset increased by approximately $2.7 million, using an incremental borrowing rate of 14.27%.

In connection with the 2021 Lease, the Company delivered an irrevocable standby letter of credit in the total amount of $5.0 million to the landlord in 2022.

Future minimum annual lease payments under the Company’s noncancelable operating leases as of December 31, 2023, are as follows (in thousands):

Operating
Leases
2024	$9,899
2025	5,307
2026	5,724
2027	5,452
2028	5,616
Thereafter	43,181
Total minimum lease payments	75,179
Plus: estimated short-term variable lease payments	5,386
Less: amount representing interest	(31,729)
Present value of operating lease obligations	38,064
Less: current portion	(9,481)
Noncurrent operating lease obligations	$28,583

Rent expense was $7.4 million and $6.3 million for the years ended December 31, 2023 and 2022, respectively. Total cash payments for operating leases as included in the consolidated statements of cash flows during the years ended December 31, 2023 and 2022 were $3.5 million and $2.7 million, respectively.

Legal Proceedings

From time to time, the Company may be involved in disputes, including litigation, relating to claims arising out of operations in the normal course of business. Any of these claims could subject the Company to costly legal expenses and, while management generally believes that there is adequate insurance to cover many different types of liabilities, the Company’s insurance carriers may deny coverage or policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on the consolidated results of operations and financial position. Additionally, any such claims, whether or not successful, could damage the Company’s reputation and business. The Company is currently not a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on its consolidated results of operations or financial position.

13. Grants and Awards

MTEC Grant

On June 15, 2020, the Company entered into a Research Project Award agreement (the “MTEC Agreement”) with the Medical Technology Enterprise Consortium (“MTEC”), pursuant to which the Company received a $15.0 million grant and entered into a three-year program administered by the U.S. Department of Defense through MTEC managed by the Naval Medical Research Command with funding from the Defense Health Agency and Joint Warfighter Medical Research Program. On September 29, 2022, the MTEC Agreement was modified to increase the total award by $1.3 million to $16.3 million and extend the term into the third quarter of 2024. The MTEC funds are to partially fund a Phase 1b/2a, randomized, double-blind, placebo-controlled, dose escalation clinical study of the Company's therapeutic phage-based candidate, AP-SA02, for the treatment of complicated Staphylococcus aureus bacteremia infections. The MTEC Agreement specifies that the grant is paid to the Company over the term of the award through a cost reimbursable model, based on agreed upon cost share percentages, and the grant money received is not refundable to MTEC.

Upon license or commercialization of intellectual property developed with the funding from the MTEC Agreement, additional fees will be due to MTEC. The Company will elect whether to (a) pay a fixed royalty amount, which is subject to a cap based upon total funding received, or (b) pay an additional assessment fee, which would also be subject to a cap based upon a percentage of total funding received.

The MTEC Agreement is effective through October 30, 2024. The MTEC Agreement may be terminated in whole or in part, 30 calendar days following written notice from the Company to MTEC. In addition, MTEC has the right to terminate the MTEC Agreement upon material breach by the Company.

The Company determined that the MTEC Agreement is not in the scope of ASC 808 or ASC 606. Applying ASC 606 by analogy the Company recognizes proceeds received under the MTEC Agreement as grant revenue in the statement of operations when related costs are incurred. The Company recognized $4.5 million and $5.5 million in grant revenue from the MTEC Agreement during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company had $1.5 million and $1.9 million as awards receivable from MTEC, respectively.

CFF Therapeutics Development Award

On March 13, 2020, the Company entered into an award agreement (the “Award Agreement”) with Cystic Fibrosis Foundation (“CFF”), pursuant to which the Company received a Therapeutics Development Award of $5.0 million (the “CFF Award”). The CFF Award has funded a portion of the Company’s Phase 1b/2a clinical trial of the Pseudomonas aeruginosa (“P. aeruginosa”) phage candidate, AP-PA02, as a treatment for airway infections in people with cystic fibrosis (“CF”).

The CFF Award is payable to the Company incrementally in installments upon the achievement of certain milestones related to the development program and progress of the Phase 1b/2a clinical trial of AP-PA02, as set forth in the Award Agreement. The first payment under the Award Agreement, in the amount of $1.0 million, became due upon signing the Award Agreement and was received in April 2020. The last milestone in the amount of $0.3 million was achieved in December 2023 and was received in January 2024.

If the Company ceases to use commercially reasonable efforts directed to the development of AP-PA02, or any other Product (as defined in the Award Agreement), for a period of 360 days (an “Interruption”) and fails to resume the development of the Product after receiving from CFF notice of an Interruption, then the Company must either repay the amount of the CFF Award actually received by the Company, plus interest, or grant to CFF (1) an exclusive (even as to the Company), worldwide, perpetual, sublicensable license under technology developed under the Award Agreement that covers the Product for use in treating infections in CF patients (the “CF Field”), and (2) a non-exclusive, worldwide, perpetual, sublicensable license under certain background intellectual property covering the Product, to the extent necessary to commercialize the Product in the CF Field.

Upon commercialization by the Company of any Product, the Company will owe a fixed royalty amount to CFF, which is to be paid in installments determined, in part, based on commercial sales volumes of the Product. The Company will be obligated to make an additional fixed royalty payment upon achieving specified sales milestones. The Company may also be obligated to make a payment to CFF if the Company transfers, sells or licenses the Product in the CF Field, or if the Company enters into a change of control transaction.

The term of the Award Agreement commenced on March 10, 2020 and expires on the earlier of the date on which the Company has paid CFF all of the fixed royalty payments set forth therein, the effective date of any license granted to CFF following an Interruption, or upon earlier termination of the Award Agreement. Either CFF or the Company may terminate the Award Agreement for cause, which includes the Company’s material failure to achieve certain development milestones. The Company’s payment obligations survive the termination of the Award Agreement.

The Company concluded that the CFF Award is in the scope of ASC 808. Accordingly, as discussed in Note 3, “Significant Accounting Policies”, the Company recognizes the award upon achievement of certain milestones as credits to research and development expenses. During year ended December 31, 2023 and 2022, the Company recognized $0.3 and $1.0 million as credits to research and development expenses related to the CFF Award, respectively. In addition, the Company concluded under the guidance in ASC 730 that it does not have an obligation to repay funds received once related research and development expenses are incurred.

14. Employee Retirement Plan

The Company’s employees participate in an employee retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. All of the Company’s employees who meet minimum eligibility requirements are eligible to participate in the plan. The Company did match contributions of $0.2 million and zero to the 401(k) plan for the years ended December 31, 2023 and 2022.